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                              February 24, 2021

       Yishai Cohen
       Chairman, CEO and President
       Landa App LLC
       1 Pennsylvania Plaza, 36th Floor
       New York, NY 10119

                                                        Re: Landa App LLC
                                                            Amendment No. 2 and
3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed January 21
and 22, 2021
                                                            File No. 024-11377

       Dear Mr. Cohen:

             We have reviewed your amended offering statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2020 letter.

       Amendment 2 to Offering Statement on Form 1-A filed January 21, 2021

       Distribution Policy, page 56

   1. We note your response to comment 2. Given the factors outlined in comment 2 (e.g., potentially significant
impact of unanticipated capital expenditures and repairs, short term nature of leases), we
are unable to agree with your determination that you have a
                                                        reasonable basis for
projecting a cash distribution. Please revise your filing to remove your disclosure of
projected cash distributions. Please make corresponding revisions to your testing the water
materials filed as exhibit 13.1. With respect to your testing the waters materials,
please also refer to Rule 255(d), as applicable.
 Yishai Cohen
Landa App LLC
February 24, 2021
Page 2
Landa App LLC Financial Statements as of and for the Nine Months Ended September 30, 2020, page F-11

2. We note your disclosure on page F-10 that the Company filed Certificates of Registered
         Series Limited Liability Company with the Secretary of State of the State of Delaware to register eight series entities in May 2020. Please tell us the inception date of each
         Series. To the extent the inception date was after January 1, 2020, please tell us how you determined it was not necessary for the audit opinion, financial statement headings, and footnotes to reflect the period of inception to September 30, 2020 for each Series.
Pro Forma Condensed Combined Financial Statements, page F-29

3. Please tell us how you determined it was appropriate to reflect the receipt of offering proceeds in your pro forma financial statements, given that this offering is a best-efforts offering with no minimum.
4. We note your pro forma adjustments that you are making to property operating expenses.
         Please revise your notes to your pro forma financial statements to clearly explain these adjustments and the assumptions involved. Reference is made to Rule 8-05 and Rule 11-
         02(a)(8) of Regulation S-X.
5. In your pro forma statements of operations, it appears that the column with the heading that begins with "Landa Propertes - ..." (e.g. "Landa Properties - 115 Sardis Street") is
         based on the period the properties were owned by Landa Properties LLC. For certain properties, we note that the rental income and property operating expenses in this column do not appear to be consistent with the rental income and property operating expenses from the Georgia Single-Family Home Portfolio Combined Statements of Revenues and
         Certain Expenses. Please tell us how you determined it was unnecessary for the rental income and property operating expenses in this column to reflect the amounts from the
         Georgia Single-Family Home Portfolio Combined Statements of Revenues and Certain
         Expenses, which are historical statements. Reference is made to Rule 8-05 and Rule 11-
         02(a)(4) of Regulation S-X.

Exhibits

6. We note the references to lead-based paint in certain of the property appraisal reports.
FirstName LastNameYishai Cohen
       Please include a risk factor that discusses the material risks associated with the presence
Comapany    NameLanda
       of lead-based     App
                      paint in LLC
                               your properties or explain to us why you do not
view this as a
       material
February        riskPage
          24, 2021   for your
                          2 properties or business.
FirstName LastName
 Yishai Cohen
FirstName
Landa AppLastNameYishai Cohen
          LLC
Comapany24,
February  NameLanda
            2021     App LLC
February
Page 3 24, 2021 Page 3
FirstName LastName
       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Lillian Brown